Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 13, 2002, in the Registration Statement (Form S-3) and related Prospectus of Hilb, Rogal and Hamilton Company for the registration of 29,520 shares of its common stock.

We also consent to the incorporation by reference therein of our report dated February 13, 2002, with respect to the consolidated financial statements of Hilb, Rogal and Hamilton Company incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2001 and the related financial statement schedule included therein, filed with the Securities and Exchange Commission.

/S/    ERNST & YOUNG LLP

Richmond, Virginia
November 4, 2002